January 28, 2005

Daniel L. Gordon
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

cc: Lynn Dicker — Staff Accountant

Re:	Solectron Corporation
Form 10-K for the fiscal year ended August 27, 2004
Filed November 5, 2004
Form 10-Q for the quarterly period ended November 26, 2004
Response Letter dated December 22, 2004
SEC File No. 001-11098

     Dear Mr. Gordon:

     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated January 24, 2005 relating to Solectron Corporation’s Form 10-K for the fiscal year ended August 27, 2004 filed on November 5, 2004, Solectron Corporation’s Form 10-Q for the quarterly period ended November 26, 2004 and Solectron Corporation’s response letter dated December 22, 2004 (File No. 1-11098).

     We appreciate your review comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you requested on a timely basis.

     Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form 10-Q for the Quarterly Period Ended November 26, 2004

Item4. Controls and Procedures — Page 39

Comment:

Daniel L. Gordon
Securities and Exchange Commission
January 28, 2005

1.	We note your disclosure that your “principal executive officer and principal financial officer have concluded that Solectron’s disclosure controls and procedures...are effective to ensure that information required to be disclosed by Solectron in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Revise to clarify in future filings, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response:

We will revise our future filings to include the following disclosure:
“Based on their evaluation as of the end of the reporting period covered by this Report, Solectron’s principal executive officer and principal financial officer have concluded that Solectron’s disclosure controls and procedures are effective.”

     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact me at (408) 956-6411 or Warren Ligan, Corporate Controller, at (408) 956-6553.

Solectron Corporation
/s/ Kiran Patel
Kiran Patel
Executive Vice President and Chief Financial Officer